Exhibit 99.63

September 2, 2010

FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE:	Lake Shore Gold Corp. (the “Corporation”)
Final Short Form Prospectus dated September 2, 2010 (the “Prospectus”)

We refer to the Prospectus of the Corporation relating to an offering of common shares.

We, as counsel to the Corporation, hereby consent to the use of and reference to our firm opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” and to the reference to our firm name on page ii of the Prospectus and under the heading “Legal Matters”.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

“CASSELS BROCK & BLACKWELL LLP”

Cassels Brock & Blackwell LLP	2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com